Filed by Centene Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Health Net, Inc.

Commission File No.: 1-12718

St. Louis Post-Dispatch

CEO says Centene will win over stock-market skeptics

By David Nicklaus

4 September 2015

Centene, one of the more remarkable growth stories in recent St. Louis business history, is on the cusp of even more growth.

The stock market, however, is skeptical. Centene shares have fallen 26 percent since it announced the $6.8 billion acquisition of Health Net, a California managed-care company, on July 2.

Centene’s chief executive, Michael Neidorff, is aware of the market’s doubts. His company has never digested an acquisition this big, and it’s buying a company that hasn’t been as profitable as Centene. Neidorff has an answer for the skeptics: Wait and see.

After the deal closes early next year, the CEO is confident that Centene can squeeze $150 million from Health Net’s costs, largely by taking over back-office functions that Health Net outsources.

“It’s going to be easy because there is so little overlap between our two businesses,” Neidorff said in a recent interview. “You’re not going to see the slash and burn that you would see in some mergers.” Centene’s biggest business is running managed care plans for state Medicaid programs. California has the nation’s largest Medicaid population, and Health Net serves a fifth of that market.

Health Net also has a Medicare Advantage plan that Centene can expand to other states. Enrollment in the federal program, a managed-care option for people over 65 who want to limit out-of-pocket costs, has more than doubled since 2006.

“Our motive was to move into these other businesses, which helps seal the long-term growth profile of this company,” Neidorff said.

Chris Rigg, an analyst at Susquehanna Financial Group in New York, thinks the Medicare business is “the best part” of the acquisition. He says Centene may be able to expand rapidly when other insurers, such as Aetna, have to sell some Medicare Advantage policies to win antitrust clearance for their own mergers.

“In our view, this enables Centene to become a much larger company over a five- to 10-year period,” Rigg said.

The market, apparently, has yet to recognize that growth potential.

“Investors see this as a slower growth story than Centene was by itself,” said Ana Gupte, an analyst with Leerink Partners in New York.

Part of the negative reaction may be a realization that Centene is a buyer, not a seller, in the rapidly consolidating health care business. “Centene was perceived by the market to be a takeout candidate,” Gupte said. “Now it looks likely to be a serial consolidator instead.”

Neidorff won’t rule out a sale, but clearly that’s not his preferred plan. “I don’t think somebody right now can pay us what we are going to be worth in 12 months, but we understand we have to do what’s best for the shareholders,” he says.

So far, Centene’s growth has been very good for shareholders. Even after the recent sell-off, the shares are up 57 percent in the past year, 100 percent in the past two years and 550 percent in five years. Centene projects $20.5 billion in revenue this year, and the acquisition should boost it to $37 billion next year. That’s enough for a top-100 ranking in the Fortune 500, where Centene now ranks 186th. The growth has benefited St. Louis, too. Centene recently leased more office space in Chesterfield and is looking to add a second office tower at its five-year-old Clayton headquarters.

It also has hired 61 people for a call center in Ferguson.

Not many companies here — or anywhere — are growing at that pace. Now Neidorff has to convince the market that he can keep it up.